SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

iSTAR FINANCIAL INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

High Performance Common Stock-Series 1, High Performance Common Stock-Series 2 and High
Performance Common Stock-Series 3

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Jay Sugarman

Chairman and Chief Executive Officer

iStar Financial Inc.

1114 Avenue of the Americas, 39th Floor

New York, NY 10036

(212) 930-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Kathleen Werner, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Tel:  (212) 878-8526

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$26,204,783	$3,045

*                 Estimated for purposes of calculating the amount of the filing fee only.  iStar Financial Inc. (the “Company”) is offering holders of up to 4,937.5 shares of High Performance Common Stock-Series 1 (the “HPU Series 1 Shares”), 5,000 shares of Company’s High Performance Common Stock-Series 2 (the “HPU Series 2 Shares”) and 4,950 shares of High Performance Common Stock-Series 3 (the “HPU Series 3 Shares” together with the HPU Series 1 Shares and HPU Series 2 Shares, the “HPU Shares”) issued and outstanding as of June 11, 2015, the opportunity to exchange such HPU Shares for the Cash Consideration or the Stock Consideration (as defined in the Offer to Exchange Letter, dated June 12, 2015 (the “Offer Letter”)).  The amount of the filing fee assumes that all HPU Shares will be exchanged for the Cash Consideration (as defined in the Offer Letter) and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $116.20 for each $1,000,000 of the value of the transaction.  The transaction value was determined by converting HPU Shares into a Common Stock Equivalent (as defined in the Offer Letter), which is then multiplied by a ratio of $9.30 per Common Stock Equivalent.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,045.00	Filing Party: iStar Financial Inc.

Form or Registration No.: Schedule TO-I/A	Date Filed: July 30, 2015

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 amends and supplements the Tender Offer Statement (the “Offer”) on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on June 12, 2015, as amended to the date hereof, relating to an offer by iStar Financial Inc. (the “Company”) to holders of shares of the Company’s High Performance Common Stock-Series 1 (“HPU Series 1 Shares”), High Performance Common Stock-Series 2 (“HPU Series 2 Shares”) and High Performance Common Stock-Series 3 (“HPU Series 3 Shares,” and together with the HPU Series 1 Shares and the HPU Series 2 Shares, the “HPU Shares”) to exchange their HPU Shares for: (i) the Stock Consideration, (ii) the Cash Consideration or (iii) a combination of the Stock Consideration and the Cash Consideration.  Capitalized terms used and not defined herein have the meanings given in the Offer to Exchange Letter, dated June 26, 2015, as supplemented, filed as an exhibit to the Schedule TO (the “Offer Letter”).

On August 4, 2015, the Company filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. The purpose of this Amendment No. 6 is to supplement the information in the Offer Letter with certain updated financial information.

All information in the Offer Letter is incorporated herein by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9.   Financial Information Regarding the Company

Item 9 – “Financial Information Regarding the Company” is hereby amended by replacing that section in the Offer Letter with the following:

As of June 30, 2015, the Company’s book value per common share was $5.01 per share.  The financial information included under Part II, Item 8 beginning on page 44 in the Company’s Annual Report on Form 10-K (as amended by Form 10-K/A) for the fiscal year ended December 31, 2014 and under Part I, Item 1 beginning on page 1 in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, is incorporated herein by reference.  The full text of those filings as well as other documents we have filed with the SEC prior to, or will file with the SEC subsequent to, the filing of the Tender Offer Statement to Schedule TO to which this Offer Letter is an exhibit can be assessed electronically on the SEC’s website on www.sec.gov and on the Company’s website at www.istar.com.

Item 14. Additional Information; Miscellaneous

Item 14 – “Additional Information; Miscellaneous” is hereby supplemented by adding the following to the list of documents incorporated by reference in the Offer Letter:

6.             The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on August 4, 2015.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Letter dated June 26, 2015.

(a)(1)(B)**	Form of Statement of HPU Ownership.

(a)(1)(C) *	Letter to HPU Holders.

(a)(1)(D)***	Email to Holders of HPU Shares, dated July 24, 2015.

(a)(1)(E)****	Email to HPU Holders dated July 30, 2015.

(a)(1)(F)****	Supplement to the Offer to Exchange Letter dated July 30, 2015.

(a)(1)(G)****	Amended Election Instructions.

(a)(1)(H)****	Amended Election Form.

(a)(1)(I)****	Amended Withdrawal Instructions.

(a)(1)(J)****	Amended Withdrawal Form.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 and amended on March 27, 2015, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2015, incorporated herein by reference.

(b)	Not applicable.

Exhibit Number	Description

(d)(1)	Specimen Common Stock Certificate (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 2, 2015).

(d)(2)

Articles Supplementary for High Performance Common Stock-Series 1 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(d)(3)

Articles Supplementary for High Performance Common Stock-Series 2 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(d)(4)

Articles Supplementary for High Performance Common Stock-Series 3 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(d)(5)****	Form of Tender Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on June 26, 2015.

**	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on June 12, 2015.

***	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on July 24, 2015.

****	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on July 30, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iSTAR FINANCIAL INC.

By:	/s/ David Distaso
Name: David DiStaso
Title: Chief Financial Officer

Date:  August 4, 2015

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Letter dated June 26, 2015.

(a)(1)(B)**	Form of Statement of HPU Ownership.

(a)(1)(C) *	Letter to HPU Holders.

(a)(1)(D)***	Email to Holders of HPU Shares, dated July 24, 2015.

(a)(1)(E)****	Email to HPU Holders dated July 30, 2015.

(a)(1)(F)****	Supplement to the Offer to Exchange Letter dated July 30, 2015.

(a)(1)(G)****	Amended Election Instructions.

(a)(1)(H)****	Amended Election Form.

(a)(1)(I)****	Amended Withdrawal Instructions.

(a)(1)(J)****	Amended Withdrawal Form.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 and amended on March 27, 2015, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2015, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 2, 2015).

(d)(2)

Articles Supplementary for High Performance Common Stock-Series 1 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(d)(3)

Articles Supplementary for High Performance Common Stock-Series 2 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(d)(4)

Articles Supplementary for High Performance Common Stock-Series 3 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(d)(5)****	Form of Tender Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on June 26, 2015.

**	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on June 12, 2015.

***	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on July 24, 2015.

****	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on July 30, 2015.